ANNUAL REPORT

PEOPLES BANCORPORATION, INC.

SHAPING OUR FINANCIAL COMMUNITY.

Our Mission


2 0
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TO EPITOMIZE COMMUNITY BANKING

IN OUR SELECTED MARKETS,

WHILE PROVIDING EXCELLENCE IN

SHAREHOLDER INVESTMENT

AND AN UNUSUALLY PLEASANT

ENVIRONMENT FOR

OUR STAFF AND CUSTOMERS.

Peoples Bancorporation grew only a slight 1.35% in Total Assets during 2003, to a year-end total of just under $422 million. This was primarily the result of digesting the 33% asset growth in 2002, prompted by strong deposit campaigns in our markets during that year. Earnings of $5.044 million, however, were 15.1% over the previous year's $4.383 million and represented a Return on Average Equity of 14.52%.

This excellent return, which would certainly rank the company as one of the higher performing financial institutions in the state, was due in large part to the robust mortgage activity that continued through more than half of 2003. The precipitous drop in mortgage activity in the third and fourth quarters will certainly slow future earnings growth and will likely make 2003's Return on Average Equity difficult to duplicate.

Peoples National Bank, with year-end Total Assets of $239 million, recorded earnings of $3.69 million for the year, an improvement of nearly 8.0% over the previous year. During the year, veteran banker Stan Painter joined the Bank as Commercial Lender.

Similarly, veteran banker Ernie Fortner joined Peoples National Bank for the Consumer Lending area. Both of these outstanding bankers have been strong community leaders and civic participants as well, bolstering PNB's already significant efforts. Peoples National received the 2003 Chamber of Commerce designation as Company of the Year, the second time the bank has received the award. The Bank also brought veteran banker Nancy Inman onto staff to serve as Community Reinvestment Officer.

PEOPLES NATIONAL BANK RECEIVED THE 2003 CHAMBER OF COMMERCE DESIGNATION AS COMPANY OF THE YEAR, THE SECOND TIME THE BANK HAS RECEIVED THE AWARD.

SHAPING OUR


Bell Tower in Old Market Square
Easley
Anderson County Historic Court House
Anderson
Welcome
DOWNTOWN SENECA



BANK OF ANDERSON COMPLETED CONSTRUCTION OF ITS FIRST BRANCH, OPENING ITS WHITEHALL COMMONS OFFICE WHILE EXPANDING ITS MAIN OFFICE TO MORE THAN 10,000 SQUARE FEET.





Alex Dye, (center) Peoples Bancorporation Director of Expansion and Development, discusses plans for the new expansion for Bank of Anderson with Clary Sprouse, Project Manager, and Randall Harrison, Project Superintendent of Potter-Shackleford Construction Company.

Bank of Anderson, which had doubled in size during its 2002 deposit campaign, virtually stood pat at $131 million in Total Assets, but improved earnings strongly, increasing 27.4% to $1.03 million. The Bank completed construction of its first branch, opening its Whitehall Commons office, on Highway 28, in August. It additionally began construction for the expansion of the main office, which will increase that headquarters to 11,700 square feet.

FINANCIAL COMMUNITY.


PICKENS COUNTY COURT HOUSE
Pickens


ROBERT ANDERSON
MEMORIAL FOUNTAIN
Anderson


HISTORIC
RAM CAT ALLEY
Seneca



SENECA NATIONAL BANK STRONGLY INCREASED EARNINGS, WITH INCOME OF $367 MILLION REPRESENTING AN INCREASE OF 56.9% OVER THE PREVIOUS YEAR.

Seneca National Bank grew Total Assets by 11.5% to pass the $50 million mark, a major milestone for the Bank, particularly before its fifth anniversary. More importantly, the Bank strongly increased earnings, with income of $367 million representing an increase of 56.9% over the previous year.

During the year, the quarterly cash dividend was increased from $0.06 to $0.07 per share and a total of $0.28 per share was paid for the year. In addition, our twelfth consecutive 5% stock dividend was issued during the fourth quarter. With a current market price of $23.60 per share, our stock continues to perform nicely and is now worth more than twelve times the original investment in 1986.

Corporate Governance became a very significant issue in 2003, as far too much corporate scandal rocked our country. In response to a mandate for increased supervision by "outside" directors - those directors not employed by the Company or Banks - we elected a Lead Director for each of the three Bank Boards and the Holding Company Board from our field of outside directors. Together, the four Lead Directors, Garnet Barnes, Chairman, Smyth McKissick, Larry Reeves and James Black, comprise the Corporate Governance Committee for the Holding Company and will regularly meet, with only outside directors, to provide a better forum for complete objectivity. They represent an important protective layer for shareholders.

Each of our Banks has become a significant corporate citizen in the markets we serve, as our staff and board members appear on so many of the slates of workers for great community causes. We are proud of those efforts, as we take our corporate and community citizenship responsibilities very seriously. Our communities have been extremely receptive to our style of banking and our base of loyal customers continues to grow rapidly.

On behalf of our entire staff and our Boards of Directors, thank you for your great patronage, loyalty, and support. We pledge our continued best efforts for our shareholders, our communities, and our bank family.



ROBERT E. DYE
Chairman, President and CEO,
PEOPLES BANCORPORATION, INC.



R. RIGGIE RIDGEWAY
President and CEO,
PEOPLES NATIONAL BANK



DAVID C. KING
President and CEO,
BANK OF ANDERSON, N.A.



F. DAVIS ARNETTE, JR.
President and CEO,
SENECA NATIONAL BANK

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES

	1997	1998	1999	2000	2001	2002	2003
BALANCE SHEET:							
TOTAL ASSETS	$113,417	$151,671	$213,913	$259,500	$312,166	$416,122	$421,756
TOTAL DEPOSITS	96,190	120,100	168,776	205,634	236,802	328,174	353,329
TOTAL LOANS (NET)	75,862	86,924	140,336	183,003	210,248	247,637	292,814
INVESTMENT SECURITIES	24,173	36,099	35,654	36,515	35,493	86,170	86,493
TOTAL EARNING ASSETS	105,592	142,097	198,480	239,756	296,181	394,351	399,925
SHAREHOLDERS' EQUITY	9,510	22,471	23,346	25,815	28,551	32,747	36,161
INCOME STATEMENT:							
NET INTEREST INCOME	$ 4,853	$ 5,327	$ 7,455	$ 9,561	$ 9,899	$ 12,609	$ 13,381
PROVISION FOR LOAN LOSSES	324	194	571	681	892	944	1,106
OTHER OPERATING INCOME	757	1,224	1,768	2,631	5,267	6,564	10,302
OTHER OPERATING EXPENSES	3,072	4,475	6,534	7,803	9,567	11,380	14,665
INCOME BEFORE TAXES	1,943	1,882	2,118	3,708	4,707	6,849	7,912
INCOMES TAXES	639	621	743	1,277	1,638	2,466	2,868
NET INCOME (LOSS)	1,304	1,261	1,375	2,431	3,069	4,383	5,044
BASIC INCOME PER COMMON SHARE *	$ 0.57	$ 0.45	$ 0.38	$ 0.69	$ 0.84	$ 1.19	$ 1.37
SELECTED RATIOS:							
RETURN ON AVERAGE ASSETS	1.21%	0.96%	0.74%	1.01%	1.07%	1.21%	1.18%
RETURN ON AVERAGE EQUITY	14.34%	8.71%	5.91%	9.78%	11.31%	14.49%	14.52%

** Per share data has been restated to reflect 5% stock dividends in 1997, 1998, 1999, 2000, 2001 and 2002 and the two-for-one split in 1997.*



TOTAL ASSETS, DEPOSITS AND LOANS
ASSETS
DEPOSITS
LOANS
(dollars in millions)
$450
$400
$350
$300
$250
$200
$150
$100
$50
0
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03



ANNUAL NET INCOME (LOSS)
(dollars in thousands)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
$(1,000)
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

We are pleased to announce another year of

successful financial performance.

This gives us the ability to meet our top goal of

providing excellent service and value

to our customers. Our customers depend on us to provide

convenient and friendly service

while being a catalyst for commercial and economic growth in our community.

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
January 29, 2004

(DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)

ASSETS

	DECEMBER 31, 2003	DECEMBER 31, 2002
CASH AND DUE FROM BANKS	$ 9,164	$ 9,474
INTEREST - BEARING DEPOSITS IN OTHER BANKS	214	33
FEDERAL FUNDS SOLD	11,865	2,635
Total cash and cash equivalents	21,243	12,142
SECURITIES		
Available for sale	78,714	80,163
Held for investment (fair value of $5,752 (2003) and $4,248 (2002))	5,632	4,123
Other investments, at cost	2,147	1,884
MORTGAGE LOANS HELD FOR SALE	5,101	55,026
LOANS (less allowance for loan losses of $3,438 (2003) and $2,850 (2002))	292,814	247,637
PREMISES AND EQUIPMENT, net of accumulated depreciation	10,231	9,539
ACCRUED INTEREST RECEIVABLE	1,821	1,976
OTHER ASSETS	4,053	3,632
TOTAL ASSETS	**$ 421,756**	**$ 416,122**

LIABILITIES AND SHAREHOLDERS' EQUITY

	DECEMBER 31, 2003	DECEMBER 31, 2002
DEPOSITS		
Noninterest-bearing	$ 42,289	$ 40,614
Interest-bearing	311,040	287,560
Total deposits	353,329	328,174
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	24,390	35,331
ADVANCES FROM FEDERAL HOME LOAN BANK	5,000	17,000
ACCRUED INTEREST PAYABLE	1,604	1,575
OTHER LIABILITIES	1,272	1,295
Total liabilities	385,595	383,375
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock - 10,000,000 shares authorized; $1.67 par value per share; 3,682,754 (2003) shares and 3,507,911 (2002) shares issued and outstanding	6,150	5,858
Additional paid-in capital	29,505	25,758
Retained earnings	444	446
Accumulated other comprehensive income	62	685
Total shareholders' equity	36,161	32,747
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 421,756**	**$ 416,122**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
INTEREST INCOME			
Interest and fees on loans	$ 18,155	$ 17,433	$ 17,708
Interest on securities			
Taxable	2,396	2,647	1,918
Tax-exempt	180	151	167
Interest on federal funds sold	176	375	420
Total interest income	20,907	20,606	20,213
INTEREST EXPENSE			
Interest on deposits	6,858	7,224	9,226
Interest on federal funds purchased and securities sold under repurchase agreements	391	511	679
Interest on advances from Federal Home Loan Bank	277	262	409
Total interest expense	7,526	7,997	10,314
Net interest income	13,381	12,609	9,899
PROVISION FOR LOAN LOSSES	1,106	944	892
Net interest income after provision for loan losses	12,275	11,665	9,007
NONINTEREST INCOME			
Service fees and other	2,646	2,302	1,972
Gain on sale of mortgage loans held for sale	7,643	4,221	3,295
Gain on sale of available for sale securities	13	41	-
Total noninterest income	10,302	6,564	5,267
NONINTEREST EXPENSES			
Salaries and benefits	8,944	6,768	5,578
Occupancy	609	548	514
Equipment	1,151	820	643
Marketing and advertising	392	333	232
Communications	272	235	223
Printing and supplies	275	275	199
Bank paid loan costs	457	620	576
Other operating	2,565	1,781	1,602
Total noninterest expenses	14,665	11,380	9,567
Income before income taxes	7,912	6,849	4,707
PROVISION FOR INCOME TAXES	2,868	2,466	1,638
NET INCOME	**$ 5,044**	**$ 4,383**	**$ 3,069**
BASIC NET INCOME PER COMMON SHARE	**$ 1.37**	**$ 1.19**	**$ 0.84**
DILUTED NET INCOME PER COMMON SHARE	**$ 1.32**	**$ 1.15**	**$ 0.82**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE INFORMATION)

For the years ended December 31, 2003, 2002 and 2001

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHARE-HOLDERS' EQUITY
BALANCE, DECEMBER 31, 2000	3,168,046	$ 5,290	$ 20,587	$ -	$ (62)	$ 25,815
Net income	-	-	-	3,069	-	3,069
Other comprehensive income:						
Unrealized holding gains on securities available for sale, net of income taxes of $122	-	-	-	-	236	236
Comprehensive income	-	-	-	-	-	3,305
Stock dividend (5%)	157,891	264	2,193	(2,457)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)	-	(10)
Cash dividends ($.18 per share)	-	-	-	(570)	-	(570)
Proceeds from stock options exercised	2,672	5	6	-	-	11
BALANCE, DECEMBER 31, 2001	3,328,609	5,559	22,786	32	174	28,551
Net income	-	-	-	4,383	-	4,383
Other comprehensive income:						
Unrealized holding gains on securities available for sale, net of income taxes of $277	-	-	-	-	537	-
Less reclassification adjustment for gains included in net income, net of income taxes of $14	-	-	-	-	(26)	511
Comprehensive income						4,894
Stock dividend (5%)	166,541	278	2,903	(3,181)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)	-	(10)
Cash dividends ($.23 per share)	-	-	-	(778)	-	(778)
Proceeds from stock options exercised	12,761	21	69	-	-	90
BALANCE, DECEMBER 31, 2002	3,507,911	5,858	25,758	446	685	32,747
Net income	-	-	-	5,044	-	5,044
Other comprehensive loss:						
Unrealized holding gains on securities available for sale, net of income taxes of $316	-	-	-	-	(614)	-
Less reclassification adjustment for losses included in net income, net of income taxes of $4	-	-	-	-	(9)	(623)
Comprehensive income						4,421
Stock dividend (5%)	174,843	292	3,747	(4,039)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(13)	-	(13)
Cash dividends ($.28 per share)	-	-	-	(994)	-	(994)
BALANCE, DECEMBER 31, 2003	**3,682,754**	**$ 6,150**	**$ 29,505**	**$ 444**	**$ 62**	**$ 36,161**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,044	$ 4,383	$ 3,069
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
(Gain) loss on sale of premises and equipment	(12)	53	-
Gain on sale of mortgage loans held for sale	(7,643)	(4,221)	(3,295)
Gain on sale of securities available for sale	(13)	(40)	-
Provision for loan losses	1,106	944	892
Benefit from deferred income taxes	(97)	(34)	(110)
Depreciation	967	614	564
Amortization and accretion (net) of premiums and discounts on securities	369	133	12
Origination of mortgage loans held for sale	(417,808)	(400,545)	(182,276)
Sale of mortgage loans held for sale	475,416	390,665	161,638
(Increase) decrease in accrued interest receivable	155	(293)	133
Increase in other assets	(421)	(384)	(460)
Increase (decrease) in accrued interest payable	29	357	(503)
Increase in other liabilities	354	284	448
Net cash provided by (used for) operating activities	57,446	(8,084)	(19,888)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities held for investment	(1,308)	(784)	-
Purchases of securities available for sale	(83,094)	(102,705)	(33,217)
Purchases of other investments	(263)	(69)	-
Proceeds from principle pay downs on securities available for sale	15,891	8,280	6,684
Proceeds from the maturities and calls of securities available for sale	60,153	39,492	27,900
Proceeds from the sale of securities available for sale	6,999	5,790	-
Net increase in loans	(46,283)	(38,333)	(28,764)
Proceeds from the sale of premises and equipment	24	113	-
Purchase of premises and equipment	(1,671)	(2,358)	(387)
Net cash used for investing activities	(49,552)	(90,574)	(27,784)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	25,155	91,372	31,168
Net decrease in federal funds purchased	-	-	(3,660)
Net increase (decrease) in securities sold under repurchase agreements	(10,941)	14,685	6,489
Net increase (decrease) in advances from Federal Home Loan Bank	(12,000)	(6,985)	15,985
Proceeds from the sale of stock and exercise of stock options	-	90	11
Cash dividends paid	(994)	(778)	(570)
Cash in lieu of fractional shares on stock dividends	(13)	(10)	(10)
Net cash provided by financing activities	1,207	98,374	49,413
Net increase (decrease) in cash and cash equivalents	9,101	(284)	1,741
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,142	12,426	10,685
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 21,243**	**$ 12,142**	**$ 12,426**
CASH PAID FOR			
Interest	**$ 7,497**	**$ 7,640**	**$ 10,817**
Income taxes	**$ 3,078**	**$ 2,484**	**$ 1,722**

The accompanying notes are an integral part of these consolidated financial statements.

Note 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). Bank of Anderson, N. A. and Seneca National Bank commenced operations in the third quarter of 1998 and the first quarter of 1999, respectively. All significant intercompany balances and transactions have been eliminated. The Banks operate under national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk

The Banks make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. The Banks have diversified loan portfolios and borrowers' abilities to repay loans is not dependent upon any specific economic sector.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 *Accounting for Certain Investments in Debt and Equity Securities*. Debt securities are classified upon purchase as available for sale, held for investment, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held for investment are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held for investment, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and allowance for loan losses

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest is calculated using the simple interest method on daily balances of the principal amounts outstanding. An allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

The Company accounts for impaired loans in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest ceases on a loan that is 90 days delinquent.

Mortgage loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. Gains and losses on sales of loans are recognized when the loans are sold to secondary market investors.

Note 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Non-performing assets

Loans are placed in a non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Other real estate owned

Other real estate owned represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense. At December 31, 2003 and 2002 real estate owned by the Company totaled $517,000 and $193,000, respectively, and is included in other assets. During 2003 and 2002, the Company transferred loans to real estate acquired in foreclosure of $450,000 and $146,000, respectively. At December 31, 2003 and 2002, the Company recorded no allowance to its other real estate owned.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income taxes

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, *Accounting for Income Taxes.*

Statements of cash flows

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks", "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold". Cash and cash equivalents have an original maturity of three months or less.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported net income.

Risk and uncertainties

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

Stock option compensation plans

The Company has a stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The outstanding options become exercisable in various increments beginning on the date of grant and expiring five to ten years from the date of grant. The Company also has a directors' stock option plan through which non-employee directors of the Company shall be granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date.

The Company accounts for the plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

Note 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	**2002**	**2001**
Net income, as reported	$ 5,044	$ 4,383	$ 3,069
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, Net of related tax effects	(109)	(45)	(58)
Pro forma net income	**$ 4,935**	**$ 4,338**	**$ 3,011**
Net income per common share			
Basic - as reported	**$ 1.37**	**$ 1.19**	**$ 0.84**
Basic - pro forma	**$ 1.34**	**$ 1.18**	**$ 0.82**
Diluted - as reported	**$ 1.32**	**$ 1.15**	**$ 0.82**
Diluted - pro forma	**$ 1.29**	**$ 1.14**	**$ 0.80**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001: dividend yields from $.15 to $.25 per share, expected volatility from 5 to 27 percent, risk-free interest rates from 4.50 to 6.50 percent and expected life of 10 years.

Recently issued accounting pronouncements

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation"*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 and continues to account for its stock-based compensation using the intrinsic value method of APB Opinion No. 25.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

Note 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have material effect on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 is effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not have a material effect on the Company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Note 02
RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances at December 31, 2003 and 2002 were approximately $3,533,000 and $2,281,000, respectively.

Note 03
SECURITIES

Securities are summarized as follows as of December 31 *(tabular amounts in thousands)*:

	2003			
	AMORTIZED	UNREALIZED HOLDINGS		FAIR
SECURITIES AVAILABLE FOR SALE:	COST	GAINS	LOSSES	VALUE
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing within one year	$ -	$ -	$ -	$ -
Maturing after one but within five years	53,024	57	256	52,825
Maturing after five but within ten years	-	-	-	-
Maturing after ten years	-	-	-	-
	53,024	57	256	52,825
MORTGAGE-BACKED SECURITIES				
Maturing within one year	-	-	-	-
Maturing after one but within five years	5,075	46	5	5,116
Maturing after five but within ten years	13,540	103	59	13,584
Maturing after ten years	6,981	208	-	7,189
	25,596	357	64	25,889
Total securities available for sale	**$ 78,620**	**$ 414**	**$ 320**	**$ 78,714**

Note 03
SECURITIES, CONTINUED

	2003			
	AMORTIZED COST	UNREALIZED HOLDINGS GAINS	UNREALIZED HOLDINGS LOSSES	FAIR VALUE
SECURITIES HELD FOR INVESTMENT:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 510	$ 10	$ -	$ 520
Maturing after one but within five years	2,600	91	1	2,690
Maturing after five but within ten years	2,422	21	4	2,439
Maturing after ten years	100	3	-	103
	$ 5,632	**$ 125**	**$ 5**	**$ 5,752**

	2002			
	AMORTIZED COST	UNREALIZED HOLDINGS GAINS	UNREALIZED HOLDINGS LOSSES	FAIR VALUE
SECURITIES AVAILABLE FOR SALE:				
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing within one year	$ 4,422	$ 97	$ -	$ 4,519
Maturing after one but within five years	46,159	278	-	46,437
	50,581	375	-	50,956
MORTGAGE-BACKED SECURITIES				
Maturing within one year	$ -	$ -	$ -	$ -
Maturing after one but within five years	6,900	61	-	6,961
Maturing after five but within ten years	11,225	235	-	11,460
Maturing after ten years	10,419	367	-	10,786
	28,544	663	-	29,207
Total securities available for sale	**$ 79,125**	**$ 1,038**	**$ -**	**$ 80,163**
SECURITIES HELD FOR INVESTMENT:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 375	$ 3	$ -	$ 378
Maturing after one but within five years	2,327	128	-	2,455
Maturing after five but within ten years	1,321	-	9	1,312
Maturing after ten years	100	3	-	103
	$ 4,123	**$ 134**	**$ 9**	**$ 4,248**

Note 03

SECURITIES, CONTINUED

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

Securities Available For Sale: (tabular amounts in thousands)

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
US Government agencies and corporations	$ 32,242	$ 256	$ -	$ -	$ 32,242	$ 256
Mortgage-backed securities	8,058	64	-	-	8,058	64
Total	**$ 40,300**	**$ 320**	**$ -**	**$ -**	**$ 40,300**	**$ 320**

No individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

Securities Held For Investment: (tabular amounts in thousands)

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
State and political subdivisions	$ 580	$ 5	$ -	$ -	$ 580	$ 5
Total	**$ 580**	**$ 5**	**$ -**	**$ -**	**$ 580**	**$ 5**

No individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intends to hold these securities to maturity. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary,

OTHER INVESTMENTS, AT COST

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB"), the Federal Reserve Bank, and the Bankers Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value. The Company's investments in stock are carried at par value and are summarized below (tabular amounts in thousands):

	DECEMBER 31,	
	2003	2002
Federal Reserve Bank	$ 396	$ 396
FHLB	1,607	1,433
Bankers Bank	144	55
	$ 2,147	**$ 1,884**

Securities with carrying amounts of $48,851,000 and $54,048,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Note 04
LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows *(tabular amounts in thousands):*

	December 31, 2003	December 31, 2002
Commercial and industrial - not secured by real estate	$ 44,306	$ 35,548
Commercial and industrial - secured by real estate	84,805	72,600
Residential real estate - mortgage	90,299	69,579
Residential real estate – construction	55,139	48,452
Loans to individuals for household, family and other personal expenditures	21,703	24,308
	296,252	250,487
Less allowance for loan losses	3,438	2,850
	$ 292,814	**$ 247,637**

The composition of gross loans by rate type is as follows *(tabular amounts in thousands):*

	December 31, 2003	December 31, 2002
Variable rate loans	$ 153,541	$ 109,998
Fixed rate loans	142,711	140,489
	$ 296,252	**$ 250,487**

Changes in the allowance for loan losses were as follows *(tabular amounts in thousands):*

	For the Years Ended December 31, 2003	2002	2001
BALANCE, BEGINNING OF YEAR	$ 2,850	$ 2,288	$ 2,023
Provision for loan losses	1,106	944	892
Loans charged off	565	410	655
Loans recovered	47	28	28
BALANCE, END OF YEAR	**$ 3,438**	**$ 2,850**	**$ 2,228**

At December 31, 2003 and 2002 nonaccrual loans amounted to $829,000 and $926,000, respectively. Foregone interest income was approximately $101,000, $76,000 and $85,000 on nonaccrual loans for 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, there were no impaired loans.

Note 05
PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized below *(tabular amounts in thousands):*

	Estimated Useful Lives	December 31, 2003	December 31, 2002
Land		$ 2,122	$ 2,122
Building and improvements	15 – 40 years	6,262	5,555
Furniture, fixtures and equipment	3 - 10 years	6,365	5,479
		14,749	13,156
Less accumulated depreciation		4,518	3,617
		$ 10,231	**$ 9,539**

Depreciation expense of approximately $967,000, $614,000 and $564,000 for 2003, 2002 and 2001, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

Note 06
DEPOSITS

The composition of deposits is as follows: *(tabular amounts in thousands):*

	DECEMBER 31, 2003	DECEMBER 31, 2002
Demand deposits, noninterest bearing	$ 42,288	$ 40,614
NOW and money market accounts	94,812	101,634
Savings deposits	10,377	8,800
Time certificates, $100,000 or more	114,075	79,399
Other time certificates	91,777	97,727
Total	**$ 353,329**	**$ 328,174**

The amounts and scheduled maturities of deposits are as follows *(tabular amounts in thousands):*

	DECEMBER 31, 2003	DECEMBER 31, 2002
Time certificates maturing		
Within one year	$ 135,318	$ 121,115
After one but within two years	37,734	35,522
After two but within three years	25,119	13,768
After three but within four years	5,737	1,998
After four years	1,944	4,723
	205,852	177,126
Transaction and savings accounts	147,477	151,048
	$ 353,329	**$ 328,174**

Certificates of deposit in excess of $100,000 totaled approximately $114,075,000 and $79,399,000 at December 31, 2003 and 2002, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $2,247,000 in 2003, $2,197,000 in 2002 and $3,066,000 in 2001.

The Bank had approximately $-0- and $990,000 in time certificates from customers outside their market area, at December 31, 2003 and 2002, respectively.

Note 07
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows *(tabular amounts in thousands):*

	DECEMBER 31, 2003	DECEMBER 31, 2002
U. S. Government securities with an amortized cost of $40,528,000 ($40,676,000 fair value) and $46,989,000 ($48,138,000 fair value) at December 31, 2003 and 2002, respectively, collateralize the agreements.	**$ 24,390**	**$ 35,331**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 1.34 percent and 2.44 percent at December 31, 2003 and 2002, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $28,783,000, $25,597,000, during 2003 and 2002, respectively. The maximum amounts outstanding at any month-end were $33,035,000 and $35,331,000 during 2003 and 2002, respectively.

Note 08
ADVANCES FROM FEDERAL HOME LOAN BANK

The Banks had advances aggregating $5,000,000 and $17,000,000 at December 31, 2003 and 2002, respectively. At December 31, 2002, the Banks had $12,000,000 of advances at interest rates of 1.30 percent and which matured daily. At December 31, 2003 and 2002, $5,000,000 of the advances bear interest at 4.82 percent and mature in December 2010. An advance at December 31, 2002 was called by the FHLB in the first quarter of 2003. At December 31, 2003 and 2002, the advances were collateralized by one to four family residential mortgage loans aggregating approximately $59,983,000 and $34,664,000, respectively, and by FHLB stock owned by all three Banks. Additional borrowings under similar terms are available by pledging additional collateral and purchasing additional stock in the FHLB.

Note 09
UNUSED LINES OF CREDIT

The Banks have unused short-term lines of credit to purchase federal funds from unrelated banks totaling $22,450,000 at December 31, 2003. These lines of credit are available on a one to seven day basis for general corporate purposes.

The Peoples National Bank has the ability to borrow an additional $34,968,000 or 14.6 percent of total assets from the FHLB as of December 31, 2003. The Bank of Anderson, N.A. has the ability to borrow an additional $15,688,000 or 12 percent of total assets, and the Seneca National Bank has the ability to borrow an additional $4,327,000 or 8.6 percent of total assets. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

Note 10
INCOME TAXES

Provision for income taxes consists of the following *(tabular amounts in thousands):*

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Current tax provision			
Federal	$ 2,736	$ 2,299	$ 1,531
State	229	201	217
Total current taxes	2,965	2,500	1,748
Deferred tax expense (benefit)	(97)	(34)	(110)
	$ 2,868	**$ 2,466**	**$ 1,638**

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows *(tabular amounts in thousands):*

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Tax expense at statutory rate	$ 2,690	$ 2,328	$ 1,601
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	149	129	135
Tax-exempt interest income	(61)	(51)	(57)
Officer's life insurance	(32)	(22)	(22)
Other	122	82	(19)
Provision for income taxes	**$ 2,868**	**$ 2,466**	**$ 1,638**

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources and the cumulative tax effect of temporary differences are as follows *(tabular amounts in thousands):*

	DECEMBER 31,	
	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 1,238	$ 1,072
Deferred compensation	131	78
Business start-up costs	-	13
Other	28	16
	1,397	1,179
Less valuation allowance	(264)	(223)
	1,133	956
Deferred tax liabilities		
Depreciation	(545)	(424)
Unrealized holding gains on securities available for sale	(32)	(353)
Net deferred tax assets included in other assets and other liabilities	(557)	(777)
	$ 556	**$ 179**

Note 11
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003, unfunded commitments to extend credit were $84,337,000. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2003, there were $4,633,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Note 12
LEGAL CONTINGENCIES

The Company has, from time to time, various lawsuits and claims arising from the conduct of its business. Such items are not expected to have any material adverse effect on the financial position or results of operations of the Company.

Note 13
RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $7,375,000 and $8,261,000, respectively. During 2003, $2,206,000 of new loans were made to this group and repayments of $3,092,000 were received. This same group had deposits in the banks of $7,033,000.

Note 14
COMMON STOCK AND EARNINGS PER SHARE

SFAS No. 128, *Earnings per Share* requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income per common share was 3,682,754, 3,676,608 in 2002 and 3,667,806 in 2001. The weighted average number of common shares outstanding for diluted net income per common share was 3,819,576 in 2003, 3,790,319 in 2002 and 3,763,507 in 2001.

The Company declared or issued five percent common stock dividends in 2003, 2002, and 2001. Net income per common share in prior years has been restated to reflect these transactions.

Note 15
RESTRICTIONS ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2003 the Banks' retained earnings were approximately $34,570,000.

Note 16

STOCK OPTION COMPENSATION PLANS, CONTINUED

A summary of the status of the plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates are presented below (all shares have been adjusted for stock dividends):

	2003		2002		2001	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	231,900	$ 7.99	227,777	$ 7.59	210,033	$ 6.85
Granted	7,350	19.05	18,191	16.54	20,837	14.29
Exercised	-	-	(14,068)	6.37	(3,093)	3.70
Forfeited or expired	-	-	-	-	-	-
Outstanding at end of year	**239,250**	$ 8.39	**231,900**	$ 7.99	**227,777**	$ 7.59
Options exercisable at year-end	228,746		212,974		197,265	
Weighted average fair value of options granted during the year	$8.43		$6.45		$5.55	
Shares available for grant	271,089		278,439		296,630	

The following table summarizes information at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 3.71	47,902	1.5 years	$ 3.71	47,902	$ 3.71
6.40	91,433	3.3	6.40	91,433	6.40
9.75	2,001	4.3	9.75	2,001	9.75
9.70	20,085	4.6	9.70	20,085	9.70
9.71 – 9.72	16,059	4.8	9.71	16,059	9.71
11.79	5,724	5.3	11.79	5,724	11.79
14.85	9,696	6.3	14.85	9,696	14.85
15.56	5,206	7.1	15.56	2,862	15.56
14.05	1,735	7.3	14.05	954	14.05
13.84	9,248	7.5	13.84	9,248	13.84
13.83	2,314	7.6	13.83	1,272	13.83
13.06	2,314	7.8	13.06	1,272	13.06
16.11	9,367	8.5	16.11	9,367	16.11
17.02	8,816	8.6	17.02	3,521	17.02
19.05	7,350	9.5	19.05	7,350	19.05
	239,250			**228,746**	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001: dividend yields from $.15 to $.25 per share, expected volatility from 5 to 27 percent, risk-free interest rates from 4.50 to 6.50 percent and expected life of 10 years.

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Note 17
EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to fifty percent of the first six percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $135,619, $111,207 and $85,089 were charged to operations during 2003, 2002 and 2001, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of The Peoples National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $157,029, $42,706 and $42,705 in 2003, 2002, and 2001, respectively.

Note 18
REGULATORY MATTERS

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements for the Banks can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories. The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES MINIMUM		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS MINIMUM	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
			(amounts in thousands)			
Peoples Bancorporation, Inc.:						
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 39,537	12.37%	$ 25,570	8.00%	$ 31,962	10.00%
Tier I Capital (to risk-weighted assets)	36,099	11.30	12,778	4.00	19,168	6.00
Tier I Capital (to average assets)	36,099	8.46	17,068	4.00	21,335	5.00
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 34,912	11.96%	$ 23,353	8.00%	$ 29,191	10.00%
Tier I Capital (to risk-weighted assets)	32,062	10.98	11,680	4.00	17,520	6.00
Tier I Capital (to average assets)	32,062	7.93	16,173	4.00	20,216	5.00
The Peoples National Bank						
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 23,564	12.58%	$ 14,985	8.00%	$ 18,731	10.00%
Tier I Capital (to risk-weighted assets)	21,483	11.47	7,492	4.00	11,238	6.00
Tier I Capital (to average assets)	21,483	8.47	10,145	4.00	12,682	5.00
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 20,564	10.97%	$ 14,997	8.00%	$ 18,746	10.00%
Tier I Capital (to risk-weighted assets)	18,789	10.02	7,501	4.00	11,251	6.00
Tier I Capital (to average assets)	18,789	7.73	9,723	4.00	12,153	5.00

Note 18

REGULATORY MATTERS, CONTINUED

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES MINIMUM		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS MINIMUM	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Bank of Anderson, N.A.:			*(amounts in thousands)*			
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 9,972	10.61%	$ 7,519	8.00%	$ 9,399	10.00%
Tier I Capital (to risk-weighted assets)	9,045	9.63	3,757	4.00	5,635	6.00
Tier I Capital (to average assets)	9,045	7.17	5,046	4.00	6,308	5.00
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 8,760	11.69%	$ 5,995	8.00%	$ 7,494	10.00%
Tier I Capital (to risk-weighted assets)	8,015	10.70	2,996	4.00	4,494	6.00
Tier I Capital (to average assets)	8,015	6.43	4,986	4.00	6,233	5.00
Seneca National Bank						
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 4,411	11.79%	$ 2,993	8.00%	$ 3,741	10.00%
Tier I Capital (to risk-weighted assets)	3,981	10.64	1,497	4.00	2,245	6.00
Tier I Capital (to average assets)	3,981	7.92	2,011	4.00	2,513	5.00
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 3,943	12.18%	$ 2,590	8.00%	$ 3,237	10.00%
Tier I Capital (to risk-weighted assets)	3,613	11.16	1,295	4.00	1,942	6.00
Tier I Capital (to average assets)	3,613	7.90	1,829	4.00	2,287	5.00

Note 19

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Fair value of off-balance sheet instruments are based on fees currently charged to enter into similar arrangements; taking into account the remaining terms of the agreement and the counterparties' credit standing.

Note 19

FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows *(amounts in thousands):*

	DECEMBER 31,			
	2003		2002	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets:				
Cash and due from banks	$ 9,164	$ 9,164	$ 9,474	$ 9,474
Interest-bearing deposits in other banks	214	214	33	33
Federal funds sold	11,865	11,865	2,635	2,635
Securities available for sale	78,714	78,714	80,163	80,163
Securities held for investment	5,632	5,752	4,123	4,248
Other investments	2,147	2,147	1,884	1,884
Mortgage loans held for sale	5,101	5,101	55,026	55,026
Loans (gross)	296,252	295,423	250,487	259,392
Financial liabilities:				
Deposits	353,329	357,161	328,174	330,221
Securities sold under repurchase agreements	24,390	24,390	35,331	35,331
Advances from Federal Home Loan Bank	5,000	5,000	17,000	17,000
	NOTIONAL OR CONTRACT AMOUNT	**FAIR VALUE**	**NOTIONAL OR CONTRACT AMOUNT**	**FAIR VALUE**
Financial instruments with off-balance sheet risk:				
Commitments to extend credit	84,557	-	64,267	-
Standby letters of credit	4,453	-	5,248	-

Note 20

CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of Peoples Bancorporation, Inc. *(parent company only) (amounts in thousands):*

CONDENSED BALANCE SHEETS

	DECEMBER 31,	
	2003	2002
ASSETS		
Cash	$ 556	$ 620
Due from subsidiaries	259	212
Investment in bank subsidiaries	34,895	31,558
Premises and equipment	-	-
Other assets	667	594
	$ 36,377	**$ 32,984**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 216	$ 237
Shareholders' equity	36,161	32,747
	$ 36,377	**$ 32,984**

Note 20

CONDENSED FINANCIAL INFORMATION, CONTINUED

CONDENSED STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
INCOME			
Fees and dividends from subsidiaries	$ 3,861	$ 3,199	$ 2,575
Other income	-	94	107
	3,861	3,293	2,682
EXPENSES			
Salaries and benefits	1,996	1,692	1,376
Occupancy	22	88	111
Equipment	233	168	125
Other operating	675	683	570
	2,926	2,631	2,182
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARIES	4,091	3,683	2,550
Income before income taxes	5,026	4,345	3,050
INCOME TAX EXPENSE (BENEFIT)	(18)	(38)	(19)
Net income	**$ 5,044**	**$ 4,383**	**$ 3,069**

CONDENSED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 5,044	$ 4,383	$ 3,069
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiaries	(4,091)	(3,683)	(2,550)
Depreciation	-	28	69
Amortization	-	2	4
(Increase) decrease in other assets	(120)	(198)	(720)
Increase (decrease) in other liabilities	(21)	54	148
Net cash provided by operating activities	812	586	20
INVESTING ACTIVITIES			
Investment in bank subsidiaries	-	(1,500)	-
Sale (purchase) of premises and equipment	-	1,823	(21)
Net cash provided by (used for) investing activities	-	323	(21)
FINANCING ACTIVITIES			
Proceeds from the sale of stock and exercise of stock options	-	80	1
Cash dividends	(994)	(778)	(570)
Proceeds (repayment) of advances from subsidiaries	118	(257)	33
Net cash provided by (used for) financing activities	(876)	(955)	(536)
Net decrease in cash	(64)	(46)	(537)
CASH, BEGINNING OF YEAR	620	666	1,203
CASH, END OF YEAR	**$ 556**	**$ 620**	**$ 666**

Note 20

QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2003 and 2002 is as follows (amounts, except per share data, in thousands):

	QUARTER ENDED			
2003	**MARCH 31**	**JUNE 30**	**SEPTEMBER 30**	**DECEMBER 31**
Interest income	$ 5,325	$ 5,196	$ 5,236	$ 5,150
Interest expense	1,936	1,915	1,872	1,803
Net interest income	3,389	3,281	3,364	3,347
Provision for loan losses	129	329	549	99
Net interest income after provision for loan losses	3,260	2,952	2,815	3,248
Noninterest income	2,734	3,432	3,112	1,024
Noninterest expenses	3,394	3,530	3,873	3,868
Income before income taxes	2,600	2,854	2,054	404
Provision for income taxes	943	1,043	749	133
Net income	**$ 1,657**	**$ 1,811**	**$ 1,305**	**$ 271**
Basic net income per common share (1)	**$ 0.45**	**$ 0.49**	**$ 0.36**	**$ 0.07**
Diluted net income per common share (1)	**$ 0.43**	**$ 0.48**	**$ 0.34**	**$ 0.07**
Basic weighted average shares outstanding (1)	**3,683,307**	**3,683,307**	**3,683,307**	**3,682,754**
Diluted weighted average shares outstanding (1)	**3,812,988**	**3,809,679**	**3,829,031**	**3,829,790**

	QUARTER ENDED			
2002	**MARCH 31**	**JUNE 30**	**SEPTEMBER 30**	**DECEMBER 31**
Interest income	$ 4,939	$ 5,027	$ 5,344	$ 5,295
Interest expense	1,725	2,058	2,149	2,065
Net interest income	3,214	2,969	3,195	3,230
Provision for loan losses	313	198	143	290
Net interest income after provision for loan losses	2,901	2,771	3,052	2,940
Noninterest income	1,402	1,386	1,512	2,264
Noninterest expenses	2,508	2,690	2,883	3,299
Income before income taxes	1,795	1,467	1,681	1,905
Provision for income taxes	645	526	607	687
Net income	**$ 1,150**	**$ 941**	**$ 1,074**	**$ 1,218**
Basic net income per common share (1)	**$ 0.31**	**$ 0.26**	**$ 0.29**	**$ 0.33**
Diluted net income per common share (1)	**$ 0.30**	**$ 0.25**	**$ 0.28**	**$ 0.32**
Basic weighted average shares outstanding (1)	**3,669,907**	**3,678,840**	**3,683,307**	**3,683,307**
Diluted weighted average shares outstanding (1)	**3,776,879**	**3,793,033**	**3,747,761**	**3,810,005**

(1) Per share data has been restated to reflect 5 percent stock dividends.

GIVING BACK

Giving back to our community is something Peoples Bancorporation takes great pride in. The next three pages gives just a hint of the community involvement that surrounds Peoples Bancorporation. Unfortunately, we can only focus on a few of the stories. We wish we could publish more. Thank you to all who make our communities a better place.

Peoples National Bank Director, Nell Smith gives back her time and talents to a number of area organizations and charities. She currently takes an active role in the Palmetto Health Baptist Easley Foundation where she is a key player in the current expansion of the hospital. Nell is past chair for the hospital and is presently co-chairing the Development Committee. She is also chair of Peoples Bancorporation Audit Committee as well as Compensation Committee member. Being activity involved in the community, Nell was recently appointed by the Mayor of Easley to evaluate the traffic problems in the city and to make recommendations and prioritize any projects to alleviate the congestion problems in our area. Nell is also a member of the Storm Water Advisory Committee Board.




ARTNERS


United Way

Bank of Anderson Director, Kirk Oglesby (top photo, right) is a member of the Board of Directors for the Partners For A Healthy Community. This organization creates partnerships among organizations and individuals in Anderson County to educate and support them in making choices that improve their health. Kirk is pictured with Partners President and CEO Russell Harris. Kirk is also involved with the United Way of Anderson County (bottom photo) where he also serves on their Board. The United Way seeks solutions to human problems while assessing the needs for service programs for the people of Anderson county. He will become the United Way's Chairman in 2004. Also pictured is Carol E. Burdette, United Way President.

Seneca National Bank Director David Land (top photo, center, back row) provides grants to local schools through the Education Alliance. The Education Alliance funds are used to purchase items that are not budgeted by the school district such as the cheerleader uniforms for the Seneca Middle School. David is also involved with the Seneca Recreational Department's youth program (bottom right photo) where he has been involved for over 19 years. David has volunteered as coach for basketball, baseball and soccer teams. David has also been involved with the Boy Scouts for over 9 years. The bottom photo shows David and his Scouts on a fourteen day camping trip in Canada.







Peoples Bancorporation is fortunate to have the backing of a very committed and experienced board of directors. They are business leaders who understand the needs of the individual communities we serve. In addition to attending regular board meetings, the directors also serve on a number of committees and organizations that help to enhance our surrounding communities.

A STRONG FAMILY.

Being part of the community is important to Peoples Bancorporation - that's what families are for. You'll see our officers, staff and board members actively involved in civic organizations, youth activities and charity benefits. Community involvement isn't just something we talk about, it's an important part of how we live and do business. Peoples Bancorportion has always strived to help create a better quality of life for the individuals that call Pickens, Oconee and Anderson Counties home. From Meals on Wheels to Relay for Life, from hospitals and schools to others, Peoples Bancorportion's family will continue to celebrate and support any organization that keeps us focused on the values that have always made Peoples Bancorportion strong - *family and community.*



Peoples National Bank's Stan Painter, (center) has played an important part in the development and expansion of the Palmetto Health Baptist Easley. Stan is shown with Nell Smith, Peoples Bancorporation Director, as well as Mark Eisengrein, Executive Director, Palmetto Health Baptist Easley.

For the third consecutive year, Bank of Anderson has sold the most memberships for the annual Anderson Chamber of Commerce membership drive. Sheryl Ross (right photo, left) was honored as top individual producer while Bank of Anderson president David King (bottom photo) was recognized as being team captain. They are both pictured with Carol E. Burdette.







Being an avid supporter of children's education, Peoples National Bank's Ernie Fortner (right) serves on the Pickens County School Board. Here he is shown with George Johnson of Yeargin Construction, Inc. in front of what will be the new East End Elementary School.

A STRONG COMMUNITY.

Our Seneca National Bank employees annually participate in the Relay for Life, which raises money for the American Cancer Soceity . In 2003, the team raised over $1,000 towards this great event. With their hard work, the Seneca National Bank team helped the American Cancer raise over $80,000! The money raised will stay in Oconee County for further research and medical help. The employees also had a booth at the event and sold hotdogs, hamburgers and goodies. Manning the booth are (top photo, left to right) Jill Seitz and Karen Black while Susan Kilby (bottom photo) grills hamburgers for some well-deserved participants.









Peoples National Bank actively participates in Meals on Wheels, an organization that delivers hot meals to our hungry neighbors. Robin Holliday, (top photo, background) and Lisa Noble prepare their meals to be delivered in the Easley area.



A yearly event that everyone looks forward to at Christmas is The Peoples National Bank sponsored Palmetto Health Baptist Easley Festival of Trees. The event raises money for various hospital needs. Peoples National Bank also produced a Christmas TV spot that broadcast during the holidays that not only focused on our "Feels Like Family" way of banking but our employees as well. Also featured in the TV spot were (back row) Elizabeth Turner, Bonnie Dye, Justin Winchester, Drew Turner, (front row) Savannah Oraham, Montana Owen, Andrew Dye, Rob Dye and Laney Winchester.



A community is like a ship; everyone ought to be prepared to take the helm.

Henrik Ibsen

The Peoples National Bank

www.bankpnb.com



ROBERT E. DYE
Chairman, President, and CEO
Peoples Bancorporation, Inc.
Chairman, Peoples National Bank



R. RIGGIE RIDGEWAY
President and CEO
Peoples National Bank
Executive Vice President
Peoples Bancorporation, Inc.

Locations:

1800 E. Main St.
Easley, SC 29640
864-859-2265

424 Hampton Ave.
Pickens, SC 29671
864-878-8191

1053 Pendleton St.
Easley, SC 29642
864-855-9043

4 Hood Rd @ Hwy 153
Powdersville, SC 29611
864-295-1106



GARNET A. BARNES
President
Barnes Real Estate, Inc. and
Smithfield Development
Corporation



WILLIAM A. CARR
Retired Mayor
City of Easley



CHARLES E. DALTON
President and CEO
Blue Ridge Electric
Cooperative, Inc.



ROBERT E. DYE, JR.
Director of Corporate Activities
Peoples Bancorporation, Inc.



W. RUTLEDGE GALLOWAY
CEO, Galloway-Bell, Inc.



E. SMYTH MCKISSICK, III
President and Treasurer
Alice Manufacturing Co., Inc.



EUGENE W. MERRITT, JR.
President and Co-owner
Merritt Brothers, Inc.



GEORGE B. NALLEY, JR.
Managing Partner
Nalley Commercial Properties



NELL W. SMITH
Retired
S. C. State Senate



A. J. THOMPSON, JR., M.D.
Ophthalmologist
President KTC, Founding Partner
of The Reserve at Lake Keowee

PICKENS ADVISORY BOARD



JOHN E. SPARKS
Senior Vice President
City Executive, Pickens
Peoples National Bank



GINGER DILLARD-SELBY
Vice President
Dillard-Selby and Associates, Inc.



PERRY H. GRAVELY
Attorney
Gravely Law Firm, P.A.



JEFFREY D. HOLDER
Owner
Jeff Holder Builders



JULIUS L. SCIPIO
Retired Minister



RONALD F. WILSON
Retired Athletic Director
and Head Coach
Pickens High School

POWDERSVILLE ADVISORY BOARD



JAMES E. McWHITE
Senior Vice President
City Executive, Powdersville
Peoples National Bank



RICHARD A. BALES
President, Industrial
Service & Supply, Inc.



BRENT A. BOBO
President
B-Squared Development and
Construction, Inc.



STEVEN M. CROWE
President
Greenville Valve and Fitting, Co.



JO ANNE S. FOX
President
Barnes and Tripp
Real Estate, Inc.



BOBBY G. SEXTON
President
Bobby G. Sexton Co., Inc.



JEFFREY E. BELL
President, Galloway-Bell, Inc

P Denotes Director of Peoples Bancorporation, Inc.

BANK OF ANDERSON

www.bankanderson.com


P

ROBERT E. DYE
Chairman
Bank of Anderson, N.A.


P

DAVID C. KING
President and CEO
Bank of Anderson, N.A.



E. STEPHEN DARBY
President and General Manager
Darby Electric Co., Inc.



MYRTLE E. GILLESPIE
Community Volunteer


P

ANDREW M. MCFALL, III
Retired
Anderson Savings & Loan



D. KIRKLAND OGLESBY
President Emeritus
Anderson Area Medical Center



J. CALHOUN PRUITT, JR.
Attorney and
Real Estate Developer

Locations:
201 East Greenville Street
Anderson, SC 29621
864-224-3777



ROBERT M. RAINEY
President
Foothills Community Foundation


P

LARRY D. REEVES
Senior Vice President
Cromer Food Services


P

WILLIAM B. WEST
SVP, CFO
Peoples Bancorporation, Inc.
EVP, Bank of Anderson, N.A.

1434 Pearman Dairy Road
Anderson, SC 29625
864-622-2265

SENECA NATIONAL BANK

www.senecanb.com


P

ROBERT E. DYE
Chairman
Seneca National Bank


P

F. DAVIS ARNETTE, JR.
President and CEO
Seneca National Bank



NANCY M. BENNETT
City Council
City of Clemson


P

JAMES A. BLACK, JR.
Retired
Insurance Executive



STEVEN EDWARDS
Vice President
Edwards Communications



W. H. HUDSON
Retired President and CEO
Oconee Memorial Hospital



MARCIA HYDRICK
Vice President
Thrift Brothers, Inc.

Location:
201 By Pass 123
Seneca, SC 29679
864-888-2265



R. DAVID LAND
President and CEO
Bountyland Enterprises, Inc.



WILLIAM E. SANDIFER, III
S. C. House of Representatives

P Denotes Director of Peoples Bancorporation, Inc.

Peoples Bancorporation, Inc.

ROBERT E. DYE, SR.
Chairman, President and CEO

R. RIGGIE RIDGEWAY
Executive Vice President, Secretary and Treasurer

WILLIAM B. WEST
Senior Vice President, Chief Financial Officer

ROBERT E. DYE, JR.
Director of Corporate Activities

ALEX C. DYE
Director of Expansion and Development, Security Officer

PATRICIA A. JENSEN
Senior Vice President, Controller

PENNY L. GIBBS
Senior Vice President, Central Operations

MARGARET O. BLOXDORF
Vice President, Human Resources, Secretary to the Board

TERESA D. MILLS
Vice President, Marketing

C. YVONNE EAVES
Vice President, Compliance Officer

DAVID J. WHITFIELD
Vice President, Credit Administration

JOSEPH L. HALL
Director of Information Technology

VICKI C. CHARLOTTE
Assistant Vice President, Internet Banking

LILLIAN P. BALLENTINE
Assistant Vice President, Central Operations

LYN S. WHITLOW
Assistant Vice President, Director of Training

KATHERINE I. LEFKOWITZ
Internal Auditor

The Peoples National Bank

ROBERT E. DYE, SR.
Chairman

R. RIGGIE RIDGEWAY
President and CEO

DANIEL B. MINNIS
Senior Vice President, Senior Credit Officer

HOWARD K. GREENE
Senior Vice President, City Executive, Easley

JAMES E. MCWHITE
Senior Vice President, City Executive, Powdersville

JOHN E. SPARKS
Senior Vice President, City Executive, Pickens

PATRICIA A. JENSEN
Vice President and Cashier

LAUREN M. MURPHY
Vice President, Loan Officer, Pickens

JEFFREY W. TURNER
Vice President, Commercial Lending, Easley

LESLIE H. DUNCAN
Vice President, Mortgage Lending

M. JANE MOORE
Vice President, Credit Administration

W. STAN PAINTER
Vice President, Loan Officer, Easley

ERNEST F. FORTNER, JR.
Vice President, Retail Banking, Easley

NANCY S. INMAN
Assistant Vice President, CRA Officer

JANET E. CHILDS
Assistant Vice President, Pendleton Street Office

RUBY M. DAVENPORT
Assistant Vice President, Loan Officer, Easley

JAMES W. BLAKELY, III
Assistant Vice President, Collections/Recoveries

DENISE H. GREEN
Assistant Vice President, Powdersville

ELAINE T. MURRAY
Banking Officer, Pickens

Bank of Anderson, N.A.

ROBERT E. DYE, SR.
Chairman

DAVID C. KING
President and CEO

WILLIAM B. WEST
Executive Vice President, Cashier

LEO A. SMITH
Senior Vice President, Senior Loan Officer

SHERYL D. ROSS
Vice President, Commercial Loan Officer

ROBERT W. WILKES
Vice President, Business Development

CHRISTINE E. RICHARDSON
Vice President, Commercial Loan Officer

SHEREE T. MOATS
Vice President, Whitehall Commons Office Manager

LINDA T. SMITH
Assistant Vice President, Main Office Manager

CYNTHIA J. REABER
Assistant Vice President, Secretary to the Board

Seneca National Bank

ROBERT E. DYE, SR.
Chairman

F. DAVIS ARNETTE, JR.
President and CEO

WILLIAM B. WEST
Cashier

CYNTHIA H. SWAFFORD
Senior Vice President, Senior Loan Officer

SUSAN KILBY
Vice President, Loan Officer, Secretary to the Board

**Cover photo: (top right) Table Rock, Pickens; (bottom left) Lake Keowee, Seneca; Anderson County Court House, Anderson.*
A special thank you to Wanda R. Pace of True Color Lab and Scott Craft of Craft Photography for allowing us to use their photography.

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PEOPLES

BANCORPORATION, INC.

PO Box 1989 • Easley, SC 29641
Phone: (864) 859-2265 • Fax: (864) 859-5121
www.peoplesbc.com